February 8, 2011

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara C. Jacobs, Assistant Director
Phil Rothenberg, Staff Attorney
Kathy Collins, Branch Chief
Melissa Feider, Staff Accountant

Re:	Responsys, Inc.
Registration Statement on Form S-1
Filed December 23, 2010
File No. 333-171377

Ladies and Gentlemen:

We are submitting this letter on behalf of Responsys, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated January 19, 2011 relating to the Company’s Registration Statement on Form S-1 (Registration No. 333-171377) filed with the Commission on December 23, 2010 (the “Registration Statement”). Amendment No. 1 to the Registration Statement is being filed concurrently herewith. Except as otherwise specifically indicated, page references in the responses correspond to pages of Amendment No. 1. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics.

In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update certain disclosures for the year ended December 31, 2010. The Company respectfully advises the Staff that it intends to file audited financial statements for the year ended December 31, 2010 and to update the related disclosures in a subsequent amendment to the Registration Statement.

The Company is requesting confidential treatment of the response set forth in Attachment B to this letter (as detailed in the Company’s written confidential treatment request accompanying Attachment B, which has been submitted under separate cover), pursuant to Regulation 200.83 of the Commission (17 C.F.R. §200.83).

General

1.	We will process your submission and amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

The Company acknowledges the Staff’s comment and intends to provide a price range in a subsequent amendment to the Registration Statement.

2.	Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, please refer to Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

The Company acknowledges the Staff’s comment and intends to supplementally provide the Staff with copies of the proposed graphical materials and artwork that the Company intends to use in the prospectus.

3.	Please provide supplemental support for factual assertions in the prospectus and management’s assertions. Clearly mark the supplemental materials to highlight the specific information you believe supports the statement referenced. For example only, we note the following statements:

•

“We are a leading provider of on-demand software that enables companies to engage in relationship marketing across the interactive channels that consumers are embracing today – email, mobile, social and the web.” (page 38);

•

“According to Forrester, spending on interactive marketing, which includes internet search and display advertising as well as email, mobile, and social media marketing, is expected to increase to nearly $55 billion and represent 21% of all U.S. marketing spend by 2014, as marketers shift dollars away from traditional media.” (page 64);

•

“According to a survey conducted by Forrester in a January 2010 publication, called U.S. interactive Marketing Forecast 2009 to 2014, nearly 60% of respondents indicated they will increase their budgets for interactive marketing by shifting money away from traditional marketing channels.” (page 65);

•	“According to Forrester, in 2009, U.S. interactive marketing spend was approximately $23 billion in the primary acquisition marketing channels of search marketing and display advertising.” (page 65);

•

“According to Forrester, in 2009, U.S. interactive marketing spend was approximately $2.4 billion on email, mobile and social media, the primary interactive channels currently used for relationship marketing.” (page 65);

•

“According to the Direct Marketing Association, in 2009, email had the highest return on investment of any marketing channel, returning $43.62 for every dollar spent, while the second highest return on investment was search marketing, which returned $21.85 for every dollar spent.” (page 65);

•

“According to Forrester, U.S. interactive marketing spend on email, mobile and social media, the primary interactive channels currently used for relationship marketing, is expected to grow from $2.4 billion in 2009 to nearly $6.5 billion by 2014, representing a compound annual growth rate of 22%, while spending on the primarily acquisition marketing channels is expected to grow at a compound annual growth rate of 16% during the same period.” (page 65);

•	“According to Forrester, U.S. email marketing spend is expected to grow from $1.2 billion in 2009 to $2.1 billion in 2014, representing a compound annual growth rate of 11%.” (page 65);

•

“According to Gartner, the number of mobile phones worldwide is expected to grow to over 4.9 billion in 2014. The mobile channel provides marketers compelling benefits, such as location-based data as well as a channel for real time engagement with customers.” (page 65);

•	“According to Forrester, U.S. mobile marketing spend is expected to grow from $391 million in 2009 to $1.3 billion in 2014, representing a compound annual growth rate of 27%.” (page 65);

•	“According to Forrester, U.S. social media marketing spend is expected to grow from $716 million in 2009 to $3.1 billion in 2014, representing a compound annual growth rate of 34%.” (page 66); and

•	“Forrester has named Responsys as a leader in email marketing in The Forrester WaveTM.; Email Marketing Service Providers, Q4 2009” (page 68).

Please note the above list is not meant to be complete. Additionally, please tell us if the reports were commissioned by you and disclose the dates of the reports.

In determining that the Company is “a leading provider of on-demand software that enables companies to engage in relationship marketing across the interactive channels that consumers are embracing,” the Company has evaluated its strengths and weaknesses relative to its competitors as described in the “Business — Competition” section of the prospectus. The Company believes that it enjoys a strong reputation among marketing professionals as a leader in its market for, among other things, producing powerful yet easy-to-use on-demand software applications to implement marketing campaigns. The Company primarily bases this belief on (i) third-party awards, (ii) third-party publications and (iii) direct customer feedback. The Company recently won the following awards and was named as a leader in the following publications for its on-demand software product:

•	2010 OnDemand Top 100 award winner for technology leadership among its peers;

•	2009 Upshot50 Marketing Technology Leaders award winner, nominated by marketing professionals and selected based on votes from the marketing community;

•	was ranked a leader in The Forrester Wave: Email Marketing Service Providers, Q4 2009, December 20, 2009;

•	2008 ClickZ Marketing Excellence Award for best email marketing tool;

•	was ranked number one for enterprise marketers in the March 2008 JupiterResearch Email Marketing Buyer’s Guide;

•	was ranked a leader in The Forrester Wave: Email Marketing Service Providers, Q4 2007, December 20, 2007; and

•	was ranked a leader in The Forrester Wave: Email Marketing Service Providers, Q4 2005, December 22, 2005.

In connection with this letter, the Company also is supplementally providing the Staff with copies of the materials that support the factual assertions in the prospectus, including all industry research reports that are cited in the prospectus. The Company has marked each source to highlight the applicable portion or section containing the statistic or the data supporting the statistic as appropriate and have cross-referenced it to the appropriate location in the prospectus. None of the industry research reports were commissioned by the Company. The Company has revised its disclosure to disclose the dates of the reports.

4.

Throughout your registration statement you utilize industry jargon that will not be readily understood by potential investors who are unfamiliar with your industry or your company. For example only, please provide a better explanation for the following words or phrases: “solution,” “permission-based campaigns,” “multiple tightly integrated applications,” “campaign management,” “program automation,” “process management,” “highly relevant and personalized content” and “multi-stage and cross-channel campaigns.” Please do not assume that investors are necessarily familiar with your business. Please provide easy-to-understand descriptions of your business, industry and the products and services that you offer. Please see Regulation C, Rule 421(d).

In response to the Staff’s comment, the Company has revised the descriptions of its business, industry, products and services throughout the Registration Statement to minimize the use of industry jargon and to clearly define terms.

Prospectus Summary, page 1

Responsys, Inc., page 1

5.	Please clarify whether the statement regarding the expected growth of the money to be spent in the U.S. on email, mobile and social media is from Forrester.

In response to the Staff’s comment, the Company has revised the disclosure to clarify that the statement is from Forrester.

Our Solution, page 1

6.	Please revise to more clearly explain how you generate revenues. In addition, in the beginning of this section, clearly state what you do and what products and services you offer. Currently you describe what your products and services address and what they enable customers to do, but do not describe the nature of the products and services.

In response to the Staff’s comment, the Company has revised its disclosure on pages 1 and 2 to more clearly explain how revenues are generated, what the Company does and the nature of the products and services it offers.

Risk Factors, page 9

We derive a significant percentage of our total revenue from the retail …, page 13

7.	You disclose that a significant number of your customers are concentrated in certain industries. To provide investors with an understanding of the extent of the concentration of your business in certain industries, please state any industry on which you are substantially dependent.

In response to the Staff’s comment, the Company has revised the disclosure on page 13 to state that it derives approximately half of its revenues from the retail and consumer industry.

We have been dependent on the use of email as a means for interactive …, page 13

8.	Please disclose whether emails you send on behalf of your customers are often blocked, filtered out, identified as spam or otherwise prevented from reaching their intended recipients.

The Company respectfully advises the Staff that it believes that the substantial majority of all emails sent using the Company’s on-demand software reach their intended recipients. Customers are required under Company policy to use the Company’s software only to provide marketing communications to recipients that have elected to receive such communications via the specified channel. Therefore, the Company believes that emails should rarely be blocked, filtered out or identified as spam, given that emails are sent to recipients that have consented to receive such communications. For example, of the approximately 97 million emails sent on behalf of the Company’s customers per day during the month of December 2010, less than 2.5% were unable to be delivered to their intended recipients as a result of invalid email addresses, email filters or for other reasons.

With increased usage, we will need to continually improve our computer …, page 15

9.	Please revise this risk factor header so that it conveys the specific risks to you that result from the noted facts or uncertainties.

In response to the Staff’s comment, the Company has revised this risk factor header to convey the specific risks that result from increased usage of the Company’s on-demand software.

Existing federal, state and foreign laws regulating email and text messaging …, page 16

10.	Please disclose whether existing laws regulating email and text messaging could hamper your operations and the effectiveness of your products and services and future growth.

The Company respectfully advises the Staff that it does not believe that existing laws regulating email and text messaging will hamper the Company’s operations because the Company’s customers use its software to send email and text messages to recipients who opt to receive such messages from them, which is a practice permitted under existing laws. While interpretations of existing laws could change and more restrictive legislation may be enacted in the future, the Company does not believe that these laws as currently in effect will hamper its operations, or the effectiveness of its products and services or future growth.

We use open source software in our on-demand software that may be subject …, page 22

11.	Please revise this risk factor header so that it conveys the specific harm to your business.

In response to the Staff’s comment, the Company has revised this risk factor header to convey the specific harm to the business that may result from using open source software in the Company’s on-demand software.

We are subject to international business uncertainties, page 22

12.	Please revise this risk factor header to describe the main international business uncertainties that you are subject to and the specific harm to your business from these.

In response to the Staff’s comment, the Company has revised this risk factor header to describe the main uncertainties and specific harm that may result from its international operations.

Our independent registered public accounting firm noted a certain material weakness …, page 23

13.	We note that you are in the process of taking steps to remedy the material weakness identified in fiscal 2009 and 2008. Please revise your disclosures to clarify what remains to be completed in your remediation plan (i.e., the titles of positions unfulfilled and the nature of additional procedures/training programs to be implemented). Also, please revise to disclose how long you estimate it will take to complete your plan and disclose any material costs associated with that you have, or expect to be, incurred.

In response to the Staff’s comment, the Company has revised its disclosure to clarify that the Company has implemented the process improvements and hired the personnel that it intended to as part of its remediation plan. The Company supplementally advises the Staff that it has not and does not expect to incur material costs in connection with its remediation plan. The Company will not be able to assess whether the steps it has taken will fully remedy the material weakness until it has fully implemented them and sufficient time passes to evaluate their effectiveness.

Our business and financial performance could be negatively impacted by …, page 25

14.	Please revise this risk factor header so that it conveys the specific harm to your business.

In response to the Staff’s comment, the Company has revised this risk factor header to convey the specific harm to the business that may result from changes in tax laws.

Special Note Regarding Forward-Looking Statements and Industry Data, page 30

15.	You disclose that the prospectus contains estimates and information concerning your industry, including market position, market size and growth rates of the markets in which you participate, that are based on industry publications and reports and that you have “not independently verified the accuracy or completeness of the data contained in these industry publications and reports.” As you are responsible for the adequacy and accuracy of the disclosure in the prospectus, please either revise or add language to it indicating that you believe that the data contained in the industry publications and reports is accurate.

In response to the Staff’s comment, the Company has revised the disclosure on page 30 to add language indicating that the Company believes the data contained in the industry publications and reports is accurate.

Use of Proceeds, page 31

16.	You disclose that you will use the net proceeds from the offering for “working capital and other general corporate purposes,” and may additionally choose to expand your current business using proceeds from this offering. Please revise to provide more details regarding what constitutes “working capital and other general corporate purposes.” For example, do you intend to use the net proceeds from the offering to expand internationally as discussed in MD&A?

In response to the Staff’s comment, the Company has revised the disclosure on page 31 to provide examples of potential uses of the proceeds for working capital and other general corporate purposes. The Company respectfully advises the Staff that it currently does not have specific plans for use of the proceeds from the offering as the Company believes its current cash resources are sufficient for it to conduct its planned operations during fiscal 2011.

17.	You also state that you have broad discretion in the application of the net proceeds, and “investors will be relying on the judgment of our management regarding the application of the proceeds.” Instruction 7 of Item 504 of Regulation S-K allows registrants to reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are disclosed. Please revise your disclosure to specifically discuss the contingencies as well as disclose the alternative uses of the proceeds of the offering.

In response to the Staff’s comment, the Company has revised the disclosure on page 31 to eliminate references to any specific reservation of rights to change the use of proceeds from the offering, other than to invest in short-term investments pending the use of proceeds for working capital and other general corporate purposes.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 38

Overview, page 38

18.	Please explain what makes the Responsys Interact Suite “broad and powerful.”

In response to the Staff’s comment, the Company has removed the phrase “broad and powerful” from the prospectus when describing the Responsys Interact Suite.

19.	Other than expanding your “global footprint,” please briefly explain the main reasons for your acquisition of Eservices Group Pty Ltd.

In response to the Staff’s comment, the Company has added a brief explanation of the reasons for its acquisition of Eservices Group Pty Ltd.

20.	Please explain the differences between an email marketing campaign and a short message service marketing campaign.

In response to the Staff’s comment, the Company has revised its disclosure to describe short message service marketing campaigns. The Company supplementally advises the staff that a short message service marketing campaign is a marketing campaign that sends marketing communications in the form of text messages to consumers’ mobile devices.

Key Metrics, page 39

Subscription Dollar Retention Rate, page 40

21.	Please provide a more detailed explanation of your Subscription Dollar Retention Rate and why you believe that it is an important metric for measuring long-term value of customer relationships and your ability to retain your revenue base. Please also disclose your Subscription Dollar Retention Rate over the past three years and define the terms Retained Subscription Revenue and Retention Base Revenue.

In response to the Staff’s comment, the Company has revised the disclosure on pages 39 and 40 as requested in comment 21.

Professional Services Revenue, page 40

22.	Please briefly explain each of the services for which you earn professional service revenues – campaign services, creative and strategic marketing services, technical services and education services, or cross-reference another section of the prospectus that contains this information.

In response to the Staff’s comment, the Company has added a cross-reference on page 40 to the section of the prospectus that describes the Company’s professional services.

Results of Operations, page 42

23.	We note that you provide more than one source of a material change in professional services revenue for each of the comparative periods (e.g., demand from new customers, demand from existing customers, and the impact of the Smith-Harmon acquisition) including the interim periods ended September 30, 2010 and September 30, 2009. Please revise to quantify the impact and/or disclose key metrics, such as the percentage change in new versus existing customers, to better illustrate material changes in professional services revenue caused by each of these sources. See Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

In response to the Staff’s comment, the Company has revised the disclosure on pages 43, 44 and 46 to quantify the impact of the sources of material changes in professional services revenue for each of the comparative periods.

Comparison of Nine Months Ended September 30,2009 and 2010, page 43

Subscription revenue, page 44

24.	Regarding the increase in subscription revenue of 25.3%, please additionally disclose how such increase is apportioned between increased customers, increased demand from existing customers and increased revenue from messages sent above contracted levels. Please provide similar disclosure for the year-on-year disclosure on page 46 under the subheading “Subscription revenue.”

In response to the Staff’s comment, the Company has revised the disclosures on pages 43 and 46 to quantify the sources of material changes in subscription revenue for each of the comparative periods.

Professional services revenue, page 44

25.	Please provide some examples of the main activities from existing customers that led professional services revenue to increase by 77.1%.

In response to the Staff’s comment, the Company has revised the disclosure on pages 43 and 44 to explain that the increase in professional services revenue was due to an overall broad-

based increase in demand from existing customers and increased demand from certain large customers that were added in early and mid-2009 and who continued to ramp their use of professional services in 2010.

Commitments, page 54

26.	Please clarify whether the figures presented in the table are in thousands of dollars.

In response to the Staff’s comment, the Company has clarified that the figures presented are in thousands of dollars.

27.	You disclose that you may be “obligated” to purchase the remaining 50% of the shares of Eservices. Please disclose additional information regarding your obligation to purchase the remaining 50% of the shares of Eservices.

The Company respectfully advises the Staff that in January 2011, it completed its acquisition of the remaining 50% of the shares of Eservices. The Company has revised the disclosures in the Registration Statement to reflect its acquisition of the remaining equity interests of Eservices. The Company supplementally advises the Staff that it plans to include audited historical financial statements for Eservices in a subsequent amendment to the Registration Statement.

Critical Accounting Policies and Estimates

Accounting for Stock-based Awards, page 58

28.	When available, please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

The Company advises the Staff that the underwriters have not communicated a proposed offering price range for the offering. At such time as a range is determined, the Company will advise the Staff. The Company advises the Staff that it met with investment banks from time to time during 2010 but did not select an underwriting group for the offering until just prior to the organizational meeting, which was held on August 31, 2010.

29.	Additionally, please revise to disclose the significant factors contributing to the difference between the estimated IPO price, when available, and the fair value determined as of the date of your last option grant. This reconciliation should describe significant intervening events within the company and changes in assumptions (e.g. illiquidity, minority, or lack of marketability discounts), weighting, and selection of valuation methodologies, if any.

The Company supplementally advises the Staff that, once an estimated offering price has been determined, it will include such additional disclosure regarding the reasons for the differences, if any, between the proposed offering price and the option exercise price on the last option grant date.

30.	Tell us the names and prices of publicly traded securities of comparable companies used in your valuation analysis for fiscal 2009 and subsequent equity issuances, if any. In your response, please explain how they quantitatively impacted the calculation of market multiples used in your fair value analysis of underlying common stock for your stock options.

The names and prices of the comparable companies used in the Company’s valuation analyses since January 1, 2009 are set forth on Attachment A to this letter. As part of each valuation analysis, the group of comparable companies was reviewed for reasonableness and relevance. The group was revised based on acquisitions, initial public offerings and review of third-party analyses to provide the most relevant guideline companies as of each valuation date. The financial data and the market multiples of the guideline companies were reviewed as of each valuation date. The market multiples used in the valuation were developed by analyzing the mean and median market multiples of the guideline companies and their growth and profitability. The market multiples applied in the market approach were adjusted by taking into consideration the financial performance, growth and projected growth of Responsys as compared to the guideline companies as well as overall market conditions.

Business, page 64

31.	You disclose that you compensate your account teams based on the business success of your customers. Please expand this disclosure to clarify how you define the business success of your customers, provide additional details regarding how you compensate your account teams and how such compensation relates to the success of your customers.

The Company supplementally advises the Staff that business success is defined on a customer by customer basis. Each customer is assigned an account manager at the outset of its relationship with the Company. The account manager is responsible for working with the customer to define what constitutes success for that customer’s marketing organization and to help that customer achieve those marketing goals. Relevant metrics may include revenue generation, customer engagement, automation and efficiency of marketing programs and the ability to coordinate marketing programs across multiple channels.

In response to the Staff’s comment, the Company has revised its disclosure on pages 3 and 67 to clarify that each customer has an account manager who is responsible for overseeing the success of that customer’s marketing programs.

32.	You disclose that you intend to expand your presence in additional customer segments and to target new channels. Please provide additional details regarding the customer segments you intend to expand your presence in and the new channels you intend to target.

In response to the Staff’s comment, the Company has revised its disclosure on pages 3 and 72 to clarify what customer segments and new channels it intends to target.

33.	Please add disclosure to this section of the prospectus regarding the laws and government regulations that have a material effect on you, such as the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003 and rules and regulations governing sales and use taxes. Please also discuss, if material, any proposed future regulations and the likely effect on you.

In response to the Staff’s comment, the Company has added a section on Government Regulation to the Business section to address the laws and government regulations that have a material effect on the business.

Overview, page 64

34.	Please revise your disclosure to explain what features of the Responsys Interact Suite make it “robust.”

In response to the Staff’s comment, the Company has removed the term “robust” from the prospectus when describing the Responsys Interact Suite.

Existing Alternatives are Inadequate, page 67

35.	You note two common alternatives which you state are inefficient and inadequate, but do not describe them in enough detail to effectively facilitate understanding of such alternatives. Please revise.

In response to the Staff’s comment, the Company has revised the disclosure on page 66 to describe the common alternatives in more detail.

Our Solution, page 67

36.	You state that your platform integrates with a “variety of third-party applications and data sources.” Please indicate whether there are any integration issues associated third-party applications and data sources that could lead to problems delivering service to your customers and how you overcome such issues.

The Company supplementally advises the Staff that the Company’s on-demand software is designed to be compatible with the third-party applications that its customers use to store and manage data. The Company’s open data model provides its customers with the ability to transfer data to and from their own data management systems into the Company’s software platform in the format that is most suitable to that customer’s needs. However, not all third-party applications used by the Company’s customers are and/or will be compatible with the Company’s software platform and there are applications from which data cannot be transferred and with which data cannot be exchanged. The Company may develop functionality to allow for data exchanges with these applications, when feasible to do so. However, the Company cannot guarantee that it will be able to integrate its platform with all third-party applications.

In response to the Staff’s comment, the Company has added a risk factor on page 15 to address the risk that the Company’s software may not successfully integrate with some third-party applications and that such applications may prohibit customers from using the data stored by those applications with the Responsys Interact Suite, which may negatively impact the Company’s ability to sell and market its on-demand software.

Our Products, page 68

37.	We note the diagram on page 69 and the descriptions of the applications and integration immediately following it. Please also add disclosure to describe the “open data model.”

In response to the Staff’s comment, the Company has added a description of the open data model to the Products section of the prospectus.

Applications, page 69

Interact Campaign: Campaign Creation and Execution, page 69

38.	Please explain the following concepts as they relate to your Interact Campaign application in concrete, everyday language – segment designer and content engine.

In response to the Staff’s comment, the Company has revised its descriptions of the key features and capabilities of Interact Campaign to explain them in more concrete, everyday language.

Interact Program: Program Design and Automation, page 70

39.	Please explain what this application allows a marketer to design. Additionally, please explain in greater detail the “drag-and-drop, canvas-like interface” and why it is an important part of this application.

In response to the Staff’s comment, the Company has revised its description of Interact Program and its key features and capabilities to explain them in more detail.

40.	Please explain the following concepts as they relate to your Interact Program application in concrete, everyday language: shopping cart abandonment, customer win-back and loyalty program registration.

In response to the Staff’s comment, the Company has revised its descriptions of the key business objectives that the pre-built program templates in Interact Program are designed to achieve to explain them in more concrete, everyday language.

Interact Team: Marketing Process Workflow and Approvals, page 70

41.	Please explain the concept of “process workflow” in greater detail so that an investor can understand this concept as it relates to the Interact Team application.

In response to the Staff’s comment, the Company has revised its description of the key features and capabilities of Interact Team to explain them in more detail.

Interact Insight: Marketing Reporting and Analytics, page 70

42.	Please explain the following concepts as they relate to your Interact Insight application in concrete, everyday language: analytics, configurable dashboards and data visualization.

In response to the Staff’s comment, the Company has revised its descriptions of the key features and capabilities of Interact Insight to explain them in more concrete, everyday language.

43.	Please briefly discuss the “key performance metrics” that are part of your pre-built reports.

In response to the Staff’s comment, the Company has provided examples of the key performance metrics that are included as part of the pre-built marketing reports produced by the Interact Insight application.

Interact Connect: Data Transfer and Automation, page 71

44.	Please explain the following concepts as they relate to your Interact Insight [sic] application in concrete, everyday language: bi-directional data exchanges, wizard-based interface and data mapping tools.

In response to the Staff’s comment, the Company has revised its descriptions of the key features and capabilities of Interact Connect to explain them in more concrete, everyday language.

Interact API: Application Control and Development, page 71

45.	If the term “API” is an acronym, please disclose what it is an acronym for. Please also revise the first sentence in this subsection to provide a more detailed and easy-to-understand description of what the Interact API application does.

In response to the Staff’s comment, the Company has revised its disclosure to define “API” and to provide a more detailed description of what the Interact API application does that is easier to understand.

Our Services, page 71

46.	Please provide some examples of the specific services you provide in each of the five areas of services you offer.

In response to the Staff’s comment, the Company has revised its disclosure to include examples of specific services that it provides within each of the five service areas.

How Customers Engage with Responsys, page 72

47.	Please disclose any issues or problems, if material, relating to how your software interacts with your customers’ software.

The Company respectfully advises the Staff that any issues or problems relating to how its software interacts with other software programs have been disclosed in response to comment 36.

Our Growth Strategy, page 73

48.	Please describe your plans to cross-sell additional “functionality” to existing customers, including what functionality you intend to cross-sell.

In response to the Staff’s comment, the Company has added a description of the additional functionality that it intends to cross-sell to existing customers to pages 3 and 72.

49.	We note your disclosure regarding expanding your international footprint. Please describe your plans for expanding your international footprint in greater detail.

In response to the Staff’s comment, the Company has revised its disclosure on pages 3 and 72 to describe its plans to expand internationally in more detail.

50.	Please disclose specific actions that you will take to expand your customer base. For example, you state that you while you currently target enterprise and larger mid-market customers, you intend to expand your presence in additional customer segments. Please explain how you intend to do so.

In response to the Staff’s comment, the Company has revised its disclosure on pages 3 and 72 to explain how it intends to expand its presence in additional mid-market customer segments.

Customers, page 73

51.	We note that you had 266 customers as of September 30, 2010 and that you may treat components of an organization as separate customers due to the independent nature of your engagement and their segmented use of your product. Please additionally disclose the number of customers if you did not treat components of an organization as separate customers. Please see Item 101(c)(1)(vii) of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure on page 73 to disclose the number of customers it would have it if did not treat components of an organization as separate customers.

Sales and Marketing, page 74

52.	Please disclose the number of employees who work in your direct sales force. Additionally, please describe how sales leads are generated.

In response to the Staff’s comment, the Company has revised its disclosure on page 73 to disclose the number of employees who worked in the direct sales force as of September 30, 2010, and will update this number in future filings. The Company also added a description of how sales leads are generated.

Account Management and Customer Support, page 74

53.	Please explain what it means to perform a “diagnostic assessment” of a customer’s interactive marketing program.

The Company supplementally advises the Staff that the Company’s diagnostic assessment consists of a self-assessment questionnaire to be completed by each customer that assesses the customer’s current level of readiness across four key marketing areas: revenue generation, customer engagement, automation and efficiency and cross-channel coordination. Based on the customer’s responses to the self-assessment questionnaire, the Company is able to work with each customer to determine gaps in their current marketing capabilities and provides a customized marketing plan to improve their competencies and marketing capabilities.

Management, page 78

Board Composition, page 80

54.	You disclose that you will have a classified board of directors and that directors will be assigned to a class prior to completion of the offering. You also disclose that you intend to add another independent director prior to completion of the offering. We assume that this disclosure will be updated when available.

The Company acknowledges the Staff’s comment and intends to update the disclosure once the information is available.

Executive Compensation, page 85

55.	In your next amendment, please update this section of the prospectus for information related to the year ended December 31, 2010. Please see Instruction 1 to Item 402(c) of Regulation S-K.

The executive compensation section of the Registration Statement has been updated to reflect compensation for the year ended December 31, 2010.

Compensation Discussion and Analysis, page 85

Cash Incentive Awards, page 88

56.	You disclose the on-target bonus amounts for Mr. Priest and Mr. Casacuberta. Please additionally disclose the on-target bonus amounts for your other named executive officers.

The on-target bonus amounts for the Company’s named executive officers have been disclosed on page 90.

57.	You disclose that the variable cash incentive award for your executive officers, other than your CEO, is calculated by multiplying the individual’s semi-annual on-target bonus amount by “a payout percentage that is equal to the sum of the weighting associated with each semi-annual performance objective multiplied by the percentage of achievement for each semi-annual performance objective.” The last part of this sentence is unclear. Please revise. Please also disclose the semi-annual performance objective for each named executive officer, as well as actual results, and how the “percentage of achievement” for the performance objectives are calculated.

In response to the Staff’s comment, the Company has revised the disclosure on page 90 as requested in comment 57.

Equity Compensation, page 89

58.	Please explain what it means that the shares subject to the new options are “exercisable but subject to a lapsing right of repurchase in [your] favor.”

In response to the Staff’s comment, the Company has revised its disclosure to explain that certain options to purchase shares of the Company’s common stock may be exercised at the election of the holder prior to the vesting date of the shares subject to the option. In the event a holder exercises his or her option prior to the vesting date and subsequently terminates his or her relationship with the Company, the unvested shares would be subject to repurchase by the Company at the original exercise price.

Related Party Transactions, page 105

59.	You express an intent to adopt a related party transaction policy upon completion of this offering. Please describe your historical policies and procedures for the review, approval or ratification of related party transactions, and identify any related-party transaction required to be reported under Item 404(a) of Regulation S-K where such policies and procedures did not require review, approval or ratification, or whether such policies and procedures were not followed. Please see Item 404(b) of Regulation S-K and Instruction 1 to Item 404 of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure on page 109 to describe the Company’s historical policies and procedures for the review, approval or ratification of related party transactions. The Company supplementally advises the Staff that no additional disclosure is required pursuant to Item 404(b) of Regulation S-K because the Company’s historical policies and procedures required related party transactions to be reviewed and approved by the board of directors and such policies and procedures were followed with respect to each of the transactions required to be reported under Item 404(a) of Regulation S-K in the Registration Statement.

Principal and Selling Stockholders, page 106

60.	Once the selling shareholders are determined, please briefly disclose the material terms of the transactions in the past three years in which the selling stockholders acquired the shares now being offered. Such disclosure should include the dates of the transactions and the material terms thereof including the price paid. Please see Item 507 of Regulation S-K.

The Company acknowledges the Staff’s comments and intends to provide the requested disclosure, to the extent applicable, once the selling shareholders are determined.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-11

61.	We note professional services, when sold with on-demand software subscriptions, are accounted for separately when these services have value to the customer on a standalone basis. Aside from set up fees, please clarify if you have historically had any arrangements where you determined professional services did not have stand alone value. If so, please tell us the amount of revenue recognized for such arrangements in each period presented and how you accounted for such arrangements.

The Company respectfully advises the Staff that historically it has not had any arrangements where it determined that professional services did not have stand alone value other than in connection with set up fees.

62.	You disclose that upon adoption of ASU 2009-13, your best estimate of selling price (“BESP”) used to allocate revenue to your subscription element is based on an analysis of your pricing practices when subscriptions are sold on a separate basis and also in bundled transactions. Please describe your analysis in further detail, including a discussion of trends, inputs, techniques or assumptions that are incorporated into your analysis. In this regard, please describe how the following items impacted your analysis: your available data points considered (e.g., cost structure, profit margins, limited stand and/or variable stand alone sales data, contractual stated prices, published price list, etc.), adjustments made for market conditions, company-specific pricing strategies and practices/market share/position, stratification by customer type/deal size/volume/geography, weighting of information considered, and any other material factors. In addition, please tell us how you believe your disclosure complies with the requirements of ASC 605-25-50-2-e, as your current disclosures appear to be somewhat vague.

In response to the Staff’s comment, the Company has revised the disclosure on page F-12. The Company has reviewed the disclosure requirements of ASC 605-25-50-2-e and believes that its updated Note 2 to the financial statements complies with the requirement to discuss significant factors, inputs, assumptions and methods used to determine selling price. The remaining analysis requested in comment 62 is contained in Attachment B, which has been provided to the Staff under separate cover. Confidential treatment has been requested for Attachment B pursuant to Regulation 200.83 of the Commission (17 C.F.R §200.83).

Net Income Per Share, page F-15

63.	We note your caption referencing “redeemable convertible preferred stock.” Please tell us if you consider the conversion of your preferred stock at the option of the holder as described in Note 10 to be a redemption feature. If so, please describe further the nature of the terms of when the holder can convert, if other than at any time, and how these terms impacted your determination that these securities should be classified in permanent equity (ASR 268 and ASC 480-10-S99). In this regard, redemption features not solely within the control of the issuer would result in temporary/mezzanine equity classification.

In response to the Staff’s comment, the Company has deleted the word “redeemable” as it was an oversight and revised the caption to refer to “convertible preferred stock” within the Net Income Per Share table on page F-16. The Company does not consider the conversion of the preferred stock at the option of the holder to be a redemption feature.

Note 7. Investment in Unconsolidated Affiliates, page F-19

64.	Please describe in further detail the nature of the terms for your revenue-sharing arrangement with Eservices that you disclose on page F-20, as we are unable to locate the terms of this arrangement in Exhibit 2.1.

The Company respectfully advises the Staff that as a result of acquiring full ownership of the equity interests in Eservices, the Company has deleted the disclosure of the arrangement from page F-20 as it is not considered material. Under the revenue-sharing agreement with Eservices, the Company receives 25% of the subscription fees generated by Eservices’ customers transitioned to the Company’s on-demand software. The fair value of the fee was determined to be 25% and total revenue recognized by the Company for the nine months ended September 30, 2010 was $20,000.

Note 10. Preferred Stock, page F-26

65.	Revise to disclose the issuance date(s) for each series of your preferred stock. In your response, please provide us with the fair value of the underlying common stock on each issuance date. Finally, please tell us if you considered providing your preferred stock agreements as exhibits.

The Company has revised the disclosure in Note 10 – Preferred Stock to provide the additional information requested in comment 65. Supplementally, the fair value of the underlying common stock on each issuance date was as follows:

Series of Preferred Stock	Issuance Date	Fair Value of Underlying Common Stock on Issuance Date
Series A	12/16/1998	$0.003
	3/31/1999	$0.067

Series B	1/13/2000	$0.300

Series C	3/29/2001	$0.500
	4/20/2001	$0.500

Series D	1/11/2002	$0.500

Series E	1/6/2003	$0.010
	2/25/2003	$0.010

The Company respectfully advises the Staff that it analyzed its exhibit filing obligation with respect to the preferred stock agreements under Item 601(b)(10)(i) of Regulation S-K and concluded that the agreements did not need to be filed because they were each entered into more than two years before the filing date of the Registration Statement and the preferred stock will cease to be outstanding upon the closing of this offering.

Part II. Information Not Required in Prospectus, page II-1

Item 15. Recent Sales of Unregistered Securities, page II-2

66.	Please revise to add the dates of the unregistered sales of your securities. We also note that the last Form D you filed was on April 15, 2003. Please also clarify which transactions relied on Regulation D, if any, and which relied on Section 4(2) of the Securities Act of 1933, as amended. Please see Item 701 of Regulation S-K.

The Company has revised the disclosure on pages II-2 and II-3 as requested.

* * * * * * * *

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7631 or, in his absence, Gordon K. Davidson at (650) 335-7237.

Sincerely,

FENWICK & WEST LLP

/s/ Jeffrey R. Vetter

Jeffrey R. Vetter

cc:

Daniel D. Springer, Chief Executive Officer

Christian A. Paul, Chief Financial Officer

Julian K. Ong, Vice President, General Counsel and Secretary

Responsys, Inc.

Gordon K. Davidson

Fenwick & West LLP

Sarah K. Solum

Davis Polk & Wardwell LLP

Attachments:

Attachment A

Attachment B (provided under separate cover)

ATTACHMENT A

Comparable Companies Valuation Analysis

February 1, 2009 Valuation

Guideline Company	Per Share Stock Price on February 1, 2009
Acxiom Corporation	$9.51
Alliance Data Systems Corporation	$41.59
Alterian plc	$0.86
Constant Contact, Inc.	$15.27
DemandTec, Inc.	$6.70
Invenda Corporation	$0.27
KANA Software Inc.	$0.75
Lyris, Inc.	$0.31
Omniture Inc.	$9.09
Premiere Global Services, Inc.	$9.69
Taleo Corp.	$8.43
Unica Corp.	$4.90
ValueClick, Inc.	$6.25
Vocus, Inc.	$15.26

June 30, 2009 Valuation

Guideline Company	Per Share Stock Price on June 30, 2009
Acxiom Corporation	$8.83
Alliance Data Systems Corporation	$41.19
Alterian plc	$2.14
Constant Contact, Inc.	$19.84
DemandTec, Inc.	$8.80
KANA Software Inc.	$0.74
Lyris, Inc.	$0.30
Omniture Inc.	$12.56
Premiere Global Services, Inc.	$10.84
Taleo Corp.	$18.27
Unica Corp.	$5.48
ValueClick, Inc.	$10.52
Vocus, Inc.	$19.78

November 30, 2009 Valuation

Guideline Company	Per Share Stock Price on November 30, 2009
Acxiom Corporation	$11.54
Alliance Data Systems Corporation	$60.99
Alterian plc	$3.00
Constant Contact, Inc.	$17.86
DemandTec, Inc.	$8.82
KANA Software Inc.	$0.86
Lyris, Inc.	$0.34
Omniture Inc.	$12.56
Premiere Global Services, Inc.	$14.14
Taleo Corp.	$20.66
Unica Corp.	$6.80
ValueClick, Inc.	$9.43
Vocus, Inc.	$16.34

May 31, 2010 Valuation

Guideline Company	Per Share Stock Price on May 31, 2010
Acxiom Corporation	$17.41
Alliance Data Systems Corporation	$70.66
Alterian plc	$2.33
Concur Technologies, Inc.	$42.30
Constant Contact, Inc.	$21.46
DemandTec, Inc.	$6.11
LogMeIn, Inc.	$25.46
Lyris, Inc.	$0.36
NetSuite, Inc.	$14.08
Premiere Global Services, Inc.	$7.98
Rightnow Technologies, Inc.	$14.55
Salesforce.com	$86.53
Taleo Corp.	$25.05
Unica Corp.	$10.40
ValueClick, Inc.	$11.63
Vocus, Inc.	$15.66

December 1, 2010 Valuation

Guideline Company	Per Share Stock Price on December 1, 2010
Acxiom Corporation	$17.90
Alliance Data Systems Corporation	$66.16
Alterian plc	$3.05
Concur Technologies, Inc.	$52.54
Constant Contact, Inc.	$26.40
DemandTec, Inc.	$10.21
LogMeIn, Inc.	$45.42
Lyris, Inc.	$0.26
NetSuite, Inc.	$25.27
Premiere Global Services, Inc.	$7.10
Rightnow Technologies, Inc.	$24.74
Salesforce.com	$144.04
Taleo Corp.	$31.22
ValueClick, Inc.	$15.75
Vocus, Inc.	$24.76

ATTACHMENT B

Attachment B of this letter, as filed via EDGAR, has been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to Attachment B, pursuant to Regulation 200.83 of the Commission (17 C.F.R. §200.83).